[Missing Graphic Reference]	Kristin M. Gemski Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 203 402-3176 kristin.gemski@prudential.com

April 10, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Pruco Life Insurance Company of New Jersey (“Depositor”)
Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“Registrant”)
Post-Effective Amendment No. 25 to Registration Statement on Form N-4
ACCESSION NUMBER:  0001021330-17-000065

Members of the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“’33 Act”), the above-referenced Registrant and Depositor submit this application to withdraw Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 (“PEA No. 25”) that was filed today, April 10, 2017, Accession Number 0001021330-17-000065.  PEA No. 25 was inadvertently filed under #333-184889, the incorrect ’33 Act number.  The Registration Statement has not been declared effective, and no securities have been sold pursuant to the Registration Statement.  The Registrant will re-file PEA No. 25 under the correct ’33 Act number immediately after the filing of this request.

Please call me at (203) 402-3176 if you have any questions.

Very truly yours,

Kristin M. Gemski
Kristin M. Gemski